                                  NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.


8300 Woodbine Avenue, 5th Floor                         Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                      Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: April 14, 2005

                    COOLBRANDS REPORTS OPERATING RESULTS FOR
                          SECOND QUARTER OF FISCAL 2005

    CoolBrands International Inc. (TSX: COB.SV.A) today announced its operating results in U.S. dollars for the second quarter of fiscal 2005, ending February 28, 2005. Revenues in the quarter were $87,549,000, a decline of 17.0% from the prior year's quarter. Net loss for the quarter was ($3,973,000), equivalent to ($0.07) per basic and diluted share, compared with net earnings of $9,475,000 or $0.17 per basic and diluted share for the same quarter last year.

    CoolBrands adopted the U.S. dollar as its functional and reporting currency effective September 1, 2004, the commencement of fiscal 2005. CoolBrands adopted the U.S. dollar for its financial reporting since the majority of its business is conducted in the United States, which will make comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements have been restated into U.S. dollars in accordance with generally accepted accounting principles.

    David J. Stein, co-chairman and chief executive officer, said, "Our results this quarter reflect the ongoing transition in our business to a more diversified product base with great potential. Revenue decline during the quarter resulted primarily from a more rapid-than expected drop-off in sales of our discontinued Weight Watchers Smart Ones brand, as well as sales declines of our Atkins brand, which continued to be affected by adverse "low carb" segment trends, and our super premium pint brands, which faced increased competition from new and existing super premium brands. At the same time, our net income was impacted by approximately $6.2 million in write-downs, the majority of which were related to the discontinued Weight Watchers Smart Ones business. Excluding these write-offs, for the quarter and the six months ended February 28, 2005, CoolBrands would have earned $0.00 and $0.04, per basic and diluted share, respectively.

    "We continue to make progress in our efforts to introduce new brands and products in a growing number of categories. As we look forward, we are confident that we are getting our business back on track. During the quarter, we began to see encouraging sales of our new No Pudge! products and continued to secure shelf authorizations for our other new products under the Crayola, Snapple, Care Bears, Justice League and Dogsters brands. In addition, we believe there will be further growth opportunities as we continue to develop and expand our newly acquired Breyer's yogurt business. With good customer and consumer response for our products, we expect to continue gaining traction for our strategy resulting in profitable growth over time."

    As a result of a previously announced change in the business arrangement with Dreyer's Grand Ice Cream Inc. ("Dreyer's") effective September 1, 2004, CoolBrands began accounting for the distribution of Dreyer's products as an independent distributor, changing from the previously used drayage basis, except for Dreyer's scanned based trading customers which are still delivered on a drayage basis. As a result of this change, CoolBrands began purchasing products from Dreyer's and selling those products to customers at wholesale, except for Dreyer's scanned based trading customers which are still delivered on a drayage basis. Sales for the second quarter decreased to $80,566,000 as compared with $95,216,000 for the second quarter of 2004, a 15.4% decline. Drayage and other income declined by $3,706,000 to $5,803,000 in the second quarter of fiscal 2005 as compared with $9,509,000 recognized in the second quarter of fiscal 2004 due to the change in the business arrangement with Dreyer's. Drayage income in 2005 represents the fees paid to CoolBrands by Dreyer's for the delivery of products invoiced by Dreyer's to its scanned based trading customers.

    Gross profit declined to $4,501,000 for the quarter, compared with $24,342,000 for the same quarter last year. Gross profit percentage for second quarter of fiscal 2005 declined to 5.6% as compared to 25.6% for the second quarter of fiscal 2004. This decline was due to the impact of lower margins generated and by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations. In addition, the Company recorded a write down of $3,835,000 in connection with packaging, ingredients and finished goods inventories that will not be used or sold as a result of the settlement of the Weight Watchers litigation, and the estimated impact on packaging which will not be used due to a new labeling law which will become effective January 1, 2006. In connection with the settlement of the Weight Watchers litigation, CoolBrands agreed to discontinue the sale of all Weight Watchers Smart Ones products on May 1, 2005. Due to the decline in revenues, selling, general and administrative expenses (SG&A) for the quarter increased as a percentage of revenues to 21.1%, compared with 17.1% for second quarter of fiscal 2004. SG&A for the quarter were adversely impacted by approximately $2,358,000, including the write off of deferred package design costs, primarily related to Weight Watchers Smart Ones, and a $1,401,000 write off of certain license agreements with General Mills.

    Cash and short term investments increased to $66,024,000 at February 28, 2005 from $64,327,000 at August 31, 2004. Working capital declined to $108,448,000 at February 28, 2005 from $121,026,000 at August 31, 2004.
CoolBrands' current ratio declined to 2.5 to 1 at February 28, 2005 from 2.6 to 1 at August 31, 2004. The declines in working capital and the current ratio were due to the net reduction in accounts receivable and accounts payable and the classification of certain bank debt which is due November 1, 2005 as a current liability at February 28, 2005 as compared with the classification as a long-term liability at August 31, 2004.

    The Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements. The effect of this change in accounting policy reduced retained earnings at September 1, 2004 by $15,436,000 with a corresponding increase to reported contributed surplus.

Webcast

A webcast with CoolBrands management to review the results is scheduled for 11:00 AM on Thursday, April 14, 2005. To join us for the live webcast please visit the following website: http://www.viavid.net/detailpage.aspx?sid=00002494

The webcast will be archived at: www.coolbrandsinc.com

CoolBrands International Inc.
Consolidated Balance Sheets
as at February 28, 2005 and August 31, 2004
--------------------------------------------------------------------------------


(in thousands of US dollars)



                                                                           February 28, 2005         August 31, 2004
                                                                                 (Unaudited)
                                                                                           $                       $
Assets
Current assets:

  Cash and short term investments                                                     66,024                  64,327
  Receivables                                                                         49,189                  67,152
  Receivables - affiliates                                                             3,054                   3,883
  Inventories                                                                         47,855                  49,076
  Prepaid expenses                                                                     8,670                   5,938
  Future income taxes                                                                  6,210                   4,907
                                                                 ---------------------------------------------------

Total current assets                                                                 181,002                 195,283

Future income taxes                                                                    3,365                   3,232

Property, plant and equipment                                                         30,067                  28,730

License agreements                                                                     4,146                   5,747

Intangible and other assets                                                            6,409                   6,433

Goodwill                                                                              75,094                  73,336
                                                                 ---------------------------------------------------
                                                                                     300,083                 312,761
                                                                 ===================================================


Liabilities and shareholders' equity
Current liabilities:

  Accounts payable                                                                    26,839                  37,506
  Payables - affiliates                                                                  190                     850
  Accrued liabilities                                                                 25,480                  20,624
  Income taxes payable                                                                                         4,936
  Future income taxes                                                                  3,153                   1,849
  Current maturities of long-term debt                                                16,892                   8,492
                                                                 ---------------------------------------------------

Total current liabilities                                                             72,554                  74,257

Long-term debt, less current portion                                                   8,451                  19,262

Other liabilities                                                                      2,817                   2,758

Future income taxes                                                                    3,834                   3,638
                                                                 ---------------------------------------------------

Total liabilities                                                                     87,656                  99,915
                                                                 ---------------------------------------------------

Minority interest                                                                      6,626                   8,088
                                                                 ---------------------------------------------------

Shareholders' Equity:

Capital stock                                                                         97,533                  97,485

Contributed surplus                                                                   34,228                  18,650

Cumulative translation adjustment                                                      2,893                     672

Retained earnings                                                                     71,147                  87,951
                                                                 ---------------------------------------------------

Total shareholders' equity                                                           205,801                 204,758
                                                                 ---------------------------------------------------

                                                                                     300,083                 312,761
                                                                 ===================================================

CoolBrands International Inc.
Consolidated Statements of Earnings
for the six months and three months ended February 28, 2005 and February 29,
2004
------------------------------------------------- ------------------------------

(Unaudited)
(in thousands of US dollars, except share data)


                                                                       For the six months ended          For the three months ended
                                                               February 28,        February 29,     February 28,        February 29,
                                                                     2005                2004             2005                2004
                                                                        $                   $                $                   $
Revenues:

Sales                                                             176,886             186,864           80,566              95,216

Franchising and licensing revenues:

  Royalty income                                                      853                 907              416                 459
  Franchise and license fees                                          485                 432              387                 219
  Consumer products license fee                                     1,541                 176              377                 114

Drayage and other income                                            8,268              21,040            5,803               9,509
                                                        --------------------------------------------------------------------------

Total revenues                                                    188,033             209,419           87,549             105,517
                                                        --------------------------------------------------------------------------

Operating expenses:

  Cost of goods sold                                              151,889             139,701           76,065              70,874
  Selling, general and administrative expenses                     39,005              43,123           18,471              18,069
  Stock-based compensation expense                                    161               1,543               81                 386
  Interest expense                                                    692                 830              337                 397
                                                        --------------------------------------------------------------------------

Total operating expenses                                          191,747             185,197           94,954              89,726
                                                        --------------------------------------------------------------------------

Minority interest                                                   1,457                (140)             815                  76
                                                        --------------------------------------------------------------------------

(Loss) earnings before income taxes                                (2,257)             24,082           (6,590)             15,867

(Benefit from) provision for income taxes                            (889)              9,602           (2,617)              6,392
                                                        --------------------------------------------------------------------------

Net (loss) earnings                                                (1,368)             14,480           (3,973)              9,475
                                                        ==========================================================================

(Loss) earnings per share:
  Basic and diluted                                                 (0.02)              0.26             (0.07)               0.17
                                                        ==========================================================================

Weighted average shares outstanding:

Shares used in per share calculation - basic                       55,907              55,045           55,921              55,677
Shares used in per share calculation - diluted                     55,907              56,198           55,921              56,445

CoolBrands International Inc.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(Unaudited)
(in thousands US of dollars)

                                                                    For the six months ended             For the three months ended
                                                              February 28,       February 29,       February 28,        February 29,
                                                                    2005               2004               2005                2004
                                                                       $                  $                  $                   $
Cash and short term investments
 provided by (used in):

Operating activities:
Net (loss) earnings                                               (1,368)            14,480             (3,973)              9,475
Items not affecting cash:
    Depreciation and amortization                                  2,374              2,244              1,180               1,149
    Stock-based compensation expense                                 161              1,543                 81                 386
    License agreements written off                                 1,401                                 1,401
    Future income taxes                                             (381)            (2,327)            (2,437)               (446)
    Minority interest                                             (1,454)               140               (812)                (76)
    Allowance for doubtful accounts                                  123                405                 98                 (52)
Changes in current assets and liabilities:
    Receivables                                                   17,839             (6,066)            17,128              (2,136)
    Receivables - affiliates                                         829                (75)              (120)                366
    Inventories                                                    1,221             (5,066)             2,635              (4,127)
    Prepaid expenses                                              (2,732)             2,421              1,802                 496
    Prepaid taxes                                                                      (307)                                  (307)
    Other assets                                                     (63)              (180)                83                (104)
    Accounts payable                                             (12,026)             2,704            (16,794)              7,160
    Payables - affiliates                                           (660)               (54)              (209)                 11
    Accrued liabilities                                            6,215                650                753              (5,295)
    Income taxes payable                                          (4,936)             4,414             (1,064)              6,859
    Other liabilities                                                 59                (52)                17                  23
                                                      ----------------------------------------------------------------------------
Cash provided by (used in) operating activities                    6,602             14,874               (231)             13,382
                                                      ----------------------------------------------------------------------------
Investing activities:
Purchase of leasehold improvements and equipment                  (3,187)            (4,579)            (1,035)             (2,324)
Purchase of license agreements and other intangibles                 (17)              (337)                (3)               (337)
Repayment of notes receivable                                          5                 18                  1                  16
                                                      ----------------------------------------------------------------------------
Cash used in investing activities                                 (3,199)            (4,898)            (1,037)             (2,645)
                                                      ----------------------------------------------------------------------------

Financing activities:
Proceeds from issuance of Class A and B shares                        30             12,540                 30                440
Capital contributions from (paid to) partnership's
    minority partner                                                                  6,908                                 (2,000)
Change in revolving line of credit, secured                         (400)             2,524             (2,623)              2,524
Repayment of long-term debt                                       (2,011)            (3,997)            (1,042)               (245)
                                                      ----------------------------------------------------------------------------
Cash (used in) provided by financing activities                   (2,381)            17,975             (3,635)                719
                                                      ----------------------------------------------------------------------------
Increase (decrease) in cash flow due to changes in
 foreign exchange rates                                              675                 60                124                 183
                                                      ----------------------------------------------------------------------------
Increase (decrease) in cash and                                    1,697                                (4,779)
 short-term investments                                                              28,011                                 11,639
Cash and short-term investments - beginning of
 period                                                           64,327             21,760             70,803              38,132
                                                      ----------------------------------------------------------------------------
Cash and short-term investments -
 end of period                                                    66,024             49,771             66,024              49,771
                                                      ============================================================================

CoolBrands International Inc.
Summary Financial Data
--------------------------------------------------------------------------------
(in thousands of US dollars, except share data):

                                                                     For the six months ended             For the three months ended
                                                              February 28,       February 29,       February 28,        February 29,
                                                                    2005               2004               2005                2004
                                                                       $                  $                  $                   $
Revenues                                                         188,033            209,419             87,549             105,517
(Loss) earnings before income taxes                               (2,257)            24,082             (6,590)             15,867
(Benefit from) provision for income taxes                           (889)             9,602             (2,617)              6,392
                                                      ----------------------------------------------------------------------------
Net (loss) earnings                                               (1,368)            14,480             (3,973)              9,475
                                                      ============================================================================

Basic and diluted (loss) earnings per share:                       (0.02)              0.26              (0.07)               0.17
                                                      ============================================================================
Weighted average number of shares outstanding:

 Shares used in per share calculation - basic                     55,907             55,045             55,921              55,677
 Shares used in per share calculation - diluted                   55,907             56,198             55,921              56,445

About CoolBrands International:

CoolBrands International competes in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands competes in the fast-growing "Better-for-You" ice cream category with offerings such as fat free, non-dairy Whole Fruit Sorbet and Atkins Endulge controlled carbohydrate super premium ice cream. New "Better-for-You" offerings by CoolBrands include No Pudge! Branded frozen snacks and a line of "Better-for-Kids" frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana, Welch's, Yoplait and Welch's.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates a "direct store door" (DSD) ice cream distribution system in selected markets in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well known national retailers, food companies and restaurant chains.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands' Franchising Division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company owned, franchised and non-traditional partnership locations around the world.

      For more information about CoolBrands, visit www.coolbrandsinc.com.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.